As filed with the Securities and Exchange Commission on May 3, 1999
                                                             Registration No.
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------

                        IMAGING TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)


                         Delaware                            33-0021693
               (State or other jurisdiction                 (IRS employer
             of incorporation or organization)         Identification number)

                             15175 INNOVATION DRIVE
                            SAN DIEGO, CA 92128-3401
                                 (619) 613-1300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   BRIAN BONAR
                             15175 INNOVATION DRIVE
                            SAN DIEGO, CA 92128-3401
                                 (619) 613-1300
 (Name, address, including zip code, telephone number, including area code, of agent for service)

                                    COPY TO:
                           Martin Eric Weisberg, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                             New York, NY 10036-8735
                                 (212) 704-6050

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ]  _____________

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


                                                              Proposed
                                         Amount                Maximum             Proposed Maximum
                                         To Be                Aggregate           Aggregate Offering           Amount of
    Title of each class of           Registered (1)           Price Per                  Price              Registration Fee
 Securities to be registered                                    Share
------------------------------      ----------------        -------------        ---------------------      ----------------

Common Stock, par value
$0.005 per share                           5,150,000            $1.078125 (5)               $5,552,344             $1,543.56

Common Stock, par value
$0.005 per share                          28,717,500 (2)        $1.078125 (5)              $30,961,054             $8,607.18

Common Stock, par value
$0.005                                    14,358,750 (3)        $1.078125 (6)              $15,480,527             $4,303.59

Common Stock, par value
$0.005                                     1,315,333 (4)        $1.078125 (6)               $1,418,094               $394.23

Common Stock, par value
$0.005                                       190,000 (4)            $1.09 (6)                 $207,100                $57.58

Common Stock, par value
$0.005                                       500,000 (4)           $2.025 (6)               $1,012,500               $281.48

Common Stock, par value
$0.005                                       100,000 (4)            $4.00 (6)                 $400,000               $111.20

Common Stock, par value
$0.005                                       150,000 (4)            $1.28 (6)                 $192,000                $53.38

Common Stock, par value
$0.005                                       110,000 (4)            $1.50 (6)                 $165,000                $45.87

Common Stock, par value
$0.005                                       180,740 (4)        $1.078125 (6)                 $194,861                $54.17

Common Stock, par value
$0.005                                     2,253,750 (4)        $1.078125 (6)               $2,429,825               $675.50

Common Stock, par value
$0.005                                       666,667 (7)        $1.078125 (6)                 $718,751               $199.82
----------------------------------------------------------------------------------------------------------------------------

                                          53,692,740                                       $58,732,056            $16,327.56
----------------------------------------------------------------------------------------------------------------------------

(1) Represents the shares of common stock being registered for resale by the selling stockholders.

(2) The shares of common stock offered hereby is our good faith estimate of the number of shares of common stock as shall be issued by us upon the conversion of the Series D and E preferred stock issued in connection with separate private placements with the selling stockholders. The number of shares is an estimate and is 175% of the number of shares that would be issuable upon conversion of the preferred stock based on the closing price of the common stock when the preferred stock was sold. Such number is subject to adjustment and could be materially greater or less than the amount of shares being registered hereby depending upon the future price of the common stock. Pursuant to Rule 416, the shares of common stock covered hereby include such indeterminate number of shares that may be issued as a result of anti-dilution provisions included in separate securities purchase agreements, including, among others, stock splits, stock dividends and similar transactions. This presentation is not intended to constitute a prediction of the future market price of the common stock or the number of shares of common stock issuable upon conversion of the preferred stock.

(3) Represents shares issuable upon exercise of warrants evidencing the right to purchase shares of common stock. This number of shares is an estimate and is 175% of the number of shares of common stock that would be issuable upon exercise of the warrants. Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock that may be issued as a result of anti-dilution provisions included in the warrants, including, among others, stock splits, stock dividends and similar transactions.

(4) Represents shares of common stock issuable upon exercise of warrants evidencing the right to purchase shares of common stock. Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock that may be issued as a result of anti-dilution provisions included in the warrants, including, among others, stock splits, stock dividends and similar transactions.

(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g) of the Securities Act of 1933, as amended, based on the average ($1.078125) of the bid ($1.03125) and asked ($1.125) price of the common stock on the Nasdaq SmallCap Market on April 27, 1999.

(6) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(g), the registration fee for these shares is calculated based upon a price which represents the highest of: (i) the price at which the warrants may be exercised; (ii) the offering price of securities of the same class included in the registration statement; and
     (iii) the price of securities of the same class, as determined by Rule 457(c).

(7) Represents shares of common stock issuable upon conversion of convertible subordinated promissory notes.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                      An Exhibit Index appears on page E-1.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.


                                   PROSPECTUS

                        IMAGING TECHNOLOGIES CORPORATION

                        53,692,740 SHARES OF COMMON STOCK


         o The shares of common stock offered by this prospectus are being sold by the stockholders listed in the section of this prospectus called "selling stockholders". We will not receive any proceeds from the exercise of these shares. We will receive proceeds from the exercise of the warrants by the selling stockholders and those proceeds will be used for our general corporate purposes.

         o Our common stock is traded on the Nasdaq SmallCap Market under the symbol ITEC.

         o On April 23, 1999, the closing bid price of our common stock on the Nasdaq SmallCap Market was $1.0625.


         THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.



               --------------------------------------------------



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               --------------------------------------------------





                                  May __, 1999

                                TABLE OF CONTENTS

Risk Factors...................................................................3
Forward-Looking Statements....................................................10
Use of Proceeds...............................................................10
Dividend Policy...............................................................10
Dilution......................................................................10
Shares Eligible for Future Sale...............................................12
Selling Stockholders..........................................................13
Description of Securities.....................................................21
Plan of Distribution..........................................................23
Where You Can Find More Information...........................................24
Indemnification of Directors and Officers.....................................25
Legal Matters.................................................................26
Experts.....................................................................  26

                                  RISK FACTORS

         THIS OFFERING INVOLVES A HIGH DEGREE OF RISK, INCLUDING THOSE RISKS DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.


                RISKS ASSOCIATED WITH OUR PAST FINANCIAL RESULTS


WE COULD BE REQUIRED TO CUT BACK OR STOP OPERATIONS IF WE ARE UNABLE TO RAISE OR OBTAIN NEEDED FUNDING

         Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. We do not know if we will be able to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

         Our cash requirements to run our business have been and will continue to be significant. Since 1996, our negative cash flow from operations has been as follows:



                   Fiscal year ended:      Negative Cash Flow
                   -----------------       ------------------
                   o  June 30, 1996                $1,263,000
                   o  June 30, 1997                $4,063,000
                   o  June 30, 1998                $7,100,000
                   Six Months ended:       Negative Cash Flow
                   o  December 31, 1998            $2,820,000


WE HAVE A HISTORY OF LOSSES AND IF WE DO NOT ACHIEVE PROFITABILITY WE MAY NOT BE ABLE TO CONTINUE OUR BUSINESS IN THE FUTURE

         As of December 31, 1998 we accumulated losses of approximately $38,557,000. We anticipate incurring additional losses until we can successfully market and distribute our products and develop new technologies and commercially viable future products. If we are unable to do so, we will continue to have losses and might not be able to continue our operations.


THE "GOING CONCERN" QUALIFICATION ON THE REPORT OF OUR INDEPENDENT ACCOUNTANTS MAY HURT OUR ABILITY TO RAISE ADDITIONAL FINANCING

         The report of our independent accountants on our June 30, 1998 consolidated financial statements contains an explanatory paragraph regarding our ability to continue as an ongoing business. Our independent accountants cited a significant decline in working capital and net worth, that raised substantial doubt as to our ability to continue as an ongoing business. The "going concern" qualification may reduce our ability to obtain necessary financing in the future to run our business.


                       RISKS ASSOCIATED WITH OUR BUSINESS


OUR DIGITAL IMAGING PRODUCTS MAY NOT BE SUCCESSFULLY COMPLETED OR ACCEPTED BY THE PUBLIC WHICH COULD RESULT IN LOWER REVENUES

         Our success will depend on our ability to market our current products, including our digital printers and our hardware and software products used in digital imaging, and to rapidly introduce and market additional products. We have no control over the demand for digital imaging products, including the preferences of users and the capability of personal computers to run our digital imaging software and hardware products and use our printers. We cannot assure you that the products we introduce will achieve acceptance, or that other digital imaging products companies will not develop and market products which render our products obsolete or less competitive. Failure to obtain significant customer satisfaction or market share for our products would significantly and negatively affect our revenues.


WE MAY HAVE TO LOWER PRICES OR SPEND MORE MONEY TO EFFECTIVELY COMPETE AGAINST COMPANIES WITH GREATER RESOURCES THAN US WHICH COULD RESULT IN LOWER REVENUES AND/OR PROFITS

         The success of our products in the marketplace depends on many factors, including product performance, price, ease of use, support of industry standards, and customer support and service. We cannot assure you that we will be able to compete successfully given these factors. For example, a key element of our business strategy is to provide competitively-priced, quality products, however, if our competitors offer lower prices, we could be forced to lower prices which would result in reduced margins and a decrease in revenues. If we do not lower prices we could lose sales and market share. In either case, if we are unable to compete against companies who can afford to cut prices, we would not be able to generate sufficient revenues to grow the company or reverse our history of losses.

         Furthermore, many of our current and prospective competitors have significantly greater financial, technical, sales and marketing resources than we do. Our competitors may develop products comparable or superior to ours and may adapt more quickly than we do to new technologies, evolving industry trends and customer requirements. Therefore, we may have to spend more money to effectively compete for market share, including funds to expand our infrastructure, which is a capital and time extensive process. In addition, if other companies aggressively compete against us, we may have to spend more money on advertising, promotion, trade shows, product development, marketing and overhead expenses, hiring and retaining personnel, and developing new technologies. These higher expenses would hurt our net income and profits.


SYSTEM FAILURES OF OUR CUSTOMERS OR SUPPLIERS MAY ARISE BECAUSE OF THE YEAR 2000 PROBLEM AND WOULD DISRUPT OUR BUSINESS

         The concerns about the upcoming year 2000 have arisen because older computer programs that used two digits rather than four to define the applicable year could malfunction. Although we believe that our products and internal computer systems will not be affected by the year 2000 problem, system failures of our customers or suppliers due to the year 2000 problem could disrupt our business. For example, software drivers used to modify and direct the output and performance of our digital printers, although not using time-specific codes, mirror time- specific codes resident in the applicable operating systems running our systems, and, accordingly, if these operating systems are not year 2000 compliant, our products may not work and our business would be disrupted.


BECAUSE OF OUR SIGNIFICANT RESEARCH AND DEVELOPMENT COSTS, THE FAILURE TO DEVELOP NEW PRODUCTS WOULD RESULT IN SUBSTANTIAL LOSSES

         The development of sophisticated digital imaging products is a lengthy and intensive process and is subject to unforeseen risks, delays, problems and costs. Unanticipated technical or other problems may occur which would result in delays in our development program. If we fail to complete development of new products or enhance existing products, we could suffer complete loss of the funds committed by us to those products or enhancements. The losses could be substantial.


WE DEPEND ON OUR RELATIONSHIP WITH ADOBE AND TERMINATION OF THIS RELATIONSHIP WOULD RESULT IN REDUCED REVENUES

         Our relationship with Adobe as an authorized co-development partner in implementing Adobe's PostScript(R) language on our printer controllers and in our software products is an integral part of our business strategy. If this relationship is not successful or Adobe decides to terminate this relationship we would lose many of our customers which would result in a substantial loss of revenues.


SINCE WE DEPEND ON ONE MANUFACTURER, WE MAY NOT BE ABLE TO ASSEMBLE OUR PRODUCTS IF THE MANUFACTURER IS UNABLE TO MANUFACTURE OUR PRODUCTS

         We presently outsource the production of most of our manufactured products through one vendor located in California. This vendor assembles products, using components purchased by us from other sources or from its own inventory. If our present manufacturer does not have sufficient capacity to meet projected market demand for our products, our production will stop and replacement of the manufacturer could take several months and cause substantial disruption to our operations.


WE DEPEND HEAVILY ON THIRD-PARTY SUPPLIERS TO PROVIDE US WITH COMPATIBLE HARDWARE AND SOFTWARE FOR OUR DIGITAL IMAGING PRODUCTS

         Many of our products use technology licensed from third-party suppliers. We rely heavily on Adobe for upgrades and support of the PostScript(R) language. In the case of our font products, we license the fonts from outside suppliers, including Adobe, who also own the intellectual property rights to the fonts. Our reliance on third-party suppliers involves many risks, including our limited control over potential hardware and software incompatibilities with our products.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OUR NEW ACQUISITIONS INTO OUR BUSINESS

         During 1998 fiscal year, we made a number of acquisitions to complement our technical position in the imaging market, including CSI, a producer of color management software and AMT, our master stocking distributor of printers and supplies in the European Community and on the European continent. Our future performance will depend in part on our ability to integrate and grow these acquired businesses. If we do not integrate these businesses efficiently, including the management structures of these diverse companies, there could be a negative adverse effect.

         Furthermore, over time we may realize that we need to divest unwanted assets or products and assume unknown liabilities associated with these recent acquisitions. In addition, client satisfaction or performance problems with an acquired business could also have a material adverse effect on our reputation, and any acquired business could significantly underperform relative to our expectations. We are currently facing all of these challenges and our ability to meet them over the long term has not been established. As a result, we cannot be certain that we will be able to successfully or in a timely manner integrate these acquired businesses and their products and technologies into our business, which could have a material adverse effect on our overall financial performance.


WE RELY ON INDIRECT, INDEPENDENT DISTRIBUTION CHANNELS TO SELL OUR PRODUCTS AND DISRUPTION OF THESE DISTRIBUTION CHANNELS WOULD RESULT IN REDUCED SALES AND REVENUES

         Our products are marketed and sold through established relationships with value-added resellers, manufacturers' representative, retail vendors and systems integrators. We have a network of dealers and distributors in the United States and Canada, in the European Community and on the European continent, as well as a growing number of resellers in Africa, Asia, the Middle East, Latin America and Australia, which we support through our centralized manufacturing, distribution and repair operations in San Diego and London. The sales of our products are principally made through distributors which may carry competing product lines. These distributors could reduce or discontinue sales of our products, and they may not devote the resources necessary to provide effective sales and marketing support of our products, which could materially and adversely affect our sales.

         In addition, we are dependent upon the continued viability and financial stability of these distributors, many of which are small organizations with limited capital who are substantially dependent on general economic conditions and factors affecting particularly the digital imaging markets. Our business could be materially adversely affected if our distributors fail to pay amounts to us that exceed reserves that we have established.


WE CURRENTLY HOLD NO PATENTS IN OUR PRODUCTION PROCESSES AND COULD BE PROHIBITED FROM MARKETING SOME OF OUR PRODUCTS

         We currently hold no patents relating to the production of our products. However, from time to time, some of our competitors have asserted that we infringe on their patent rights. We expect that this will continue. If we fail to establish that we have not violated the asserted rights, we could be prohibited from marketing the products that incorporate any patented technology and we could be liable for damages. We also could incur substantial costs in redesigning our products or defending any legal action taken against us.

THE FINANCIAL CRISIS IN ASIA RESULTED IN THE CANCELLATION OF ORDERS AND SUBSTANTIAL LOSSES, AND OUR OTHER INTERNATIONAL OPERATIONS AND EXPORT SALES MAY BE EFFECTED BY FUTURE TRENDS AND FOREIGN RESTRICTIONS

         We conduct business globally and intend to pursue international markets as key avenues for growth hoping to increase the percentage of sales generated in international markets. In fiscal year 1998, we experienced contract cancellations and write-offs of significant receivables related to the continued economic deterioration in Asia. As we continue to expand our international operations, our business and overall financial performance may be further negatively affected by a variety of uncontrollable and changing factors, including:

                  o foreign currency exchange fluctuations;

                  o regulatory, political or economic conditions in specific countries and regions;

                  o difficulties in staffing and managing international
                    operations; and

                  o difficulties in collecting accounts receivable.


                      RISKS ASSOCIATED WITH OUR SECURITIES


WE HAVE A SUBSTANTIAL NUMBER OF SHARES RESERVED FOR FUTURE ISSUANCES WHICH COULD CAUSE DILUTION OF STOCKHOLDER INTERESTS

         The issuance of reserved shares would dilute the equity interest of existing stockholders and could have a significant adverse effect on the market price of our common stock. As of April 20, 1999, we had 54,449,986 shares of common stock reserved for possible future issuances upon, among other things, conversion of preferred stock and exercise of outstanding options and warrants. See "Dilution."

         In addition, we may seek additional financing which could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital would result in a reduction of your percentage interest in our company. Furthermore, the book value per share of common stock may be reduced. This reduction would occur if the exercise price of the options or warrants or the conversion ratio of the preferred stock were lower than the book value per share of common stock at the time of such exercise or conversion.

         The addition of a substantial number of shares of common stock, including the shares offered by this prospectus, into the market or by the registration of any other of our securities under the Securities Act may significantly and negatively affect the prevailing market price for the common stock. In addition, future sales of shares of common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of the common stock, as such warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.

THE CONVERSION OF OUTSTANDING PREFERRED STOCK MAY HAVE A SIGNIFICANT NEGATIVE EFFECT ON THE PRICE OF THE COMMON STOCK AND CAUSE THE SELLING STOCKHOLDERS TO RECEIVE A GREATER NUMBER OF SHARES UPON SUBSEQUENT CONVERSIONS OF THE PREFERRED STOCK

         The Series D preferred stock and Series E preferred stock are convertible at a floating rate that may be below the market price of the common stock. As a result, the lower the stock price at the time the holder converts, the more common stock the holder will get upon conversion. To the extent the selling shareholders convert and then sell their common stock, the common stock price may decrease due to the additional shares in the market. This could allow the selling stockholders to convert their convertible preferred stock into greater amounts of common stock, the sales of which could further depress the stock price. The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by the selling stockholders and others in which the short-sellers borrow common stock at the current market price in hope to buy it in the future at a lower price.
This could place further downward pressure on the price of the common stock.

         In addition, the conversion of the convertible preferred stock may result in substantial dilution to the interests of other holders of common stock since each holder of convertible preferred stock may ultimately convert and sell the full amount issuable on conversion. Although each selling stockholder owning Series D preferred stock may not convert their preferred stock if, as a result, they would own more than 9.99% of the then outstanding common stock, this restriction does not prevent those selling stockholders from converting and selling some of their holdings and then converting the rest of their holdings. In this way, an individual selling stockholder owning Series D preferred stock could sell more than 9.99% of the outstanding common stock while never holding more than 9.99% at one time.


WE ARE CONTROLLED BY OUR MANAGEMENT AND OTHER RELATED PARTIES

         As of April 20, 1999, our chairman of the board of directors and our officers, directors and related parties, as a group, beneficially own approximately 22.1% and 24.9%, respectively, of our outstanding common stock. These amounts include common stock issuable upon the exercise of warrants and/or options as well as indirect ownership of common stock. As a result, these stockholders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.


OUR STOCK PRICE IS EXTREMELY VOLATILE AND MAY DECREASE RAPIDLY

         The trading price and volume of our common stock has historically been subject to wide fluctuation in response to variations in actual or anticipated operating results, announcements of new products or technological innovations by us or our competitors, and general conditions in the digital imaging and computer industries. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many high-technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.

YOUR EQUITY INTEREST IN US MAY BE DILUTED BY THE ISSUANCE OF PREFERRED STOCK WITH GREATER RIGHTS THAN THE COMMON STOCK WHICH WE CAN SELL OR ISSUE AT ANY TIME

         The sale or issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

         If a currently proposed resolution is passed by our stockholders later this year, our board of directors will be authorized to issue up to 100,000 shares of preferred stock. The board has the power to establish the dividend rates, preferential payments on our liquidation, voting rights, redemption and conversion terms and privileges for any series of preferred stock.


IF WE CANNOT MEET THE NASDAQ SMALLCAP MARKET MAINTENANCE REQUIREMENTS AND NASDAQ RULES, NASDAQ MAY DELIST THE COMMON STOCK WHICH COULD NEGATIVELY AFFECT THE PRICE OF THE COMMON STOCK AND YOUR ABILITY TO SELL THE COMMON STOCK

         In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for our common stock of $1.00, and shareholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20 percent or more of a company's outstanding common stock before the issuance for less than the greater of book or market value of the stock. Although we currently comply with Nasdaq's listing maintenance requirements, it is possible we may not meet the requirements in the future as in the past we have not always been in compliance and are presently subject to a six month review period with Nasdaq. For example, the dilution resulting from the issuance of the convertible preferred stock discussed above and subsequent conversion and sale of common stock could have a substantial depressive effect on the common stock bid price causing it to decrease below $1.00. If we were no longer in compliance with Nasdaq rules and were unable to receive a waiver or achieve compliance, and if our common stock were to be delisted from the SmallCap market, an investor in our company may find it more difficult to sell our common stock. This lack of liquidity also may make it more difficult for us to raise capital in the future.


IF NASDAQ DELISTS OUR COMMON STOCK YOU WOULD NEED TO COMPLY WITH THE PENNY STOCK REGULATIONS WHICH COULD MAKE IT MORE DIFFICULT TO SELL YOUR COMMON STOCK

         In the event that our securities are not listed on the SmallCap, trading of the common stock would be conducted in the "pink sheets" or through the NASD's Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

         The Securities and Exchange Commission adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share, with certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common stock were considered a penny stock, the ability of broker/dealers to sell the common stock and the ability of purchasers in this offering to sell their securities in the secondary market would be limited. As a result, the market liquidity for the common stock would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for such securities.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains some forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like "may," "will," "except," "anticipate," "intend," "estimate," "continue," "believe" or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed under the heading "Risk Factors" and in other cautionary statements in this prospectus.


                                 USE OF PROCEEDS

         The selling stockholders are selling all of the shares covered by this prospectus for their own accounts. Accordingly, we will not receive any proceeds from the resale of the shares. We will receive proceeds from the exercise of the warrants, but, to date, none of the warrants have been exercised. However, if all the warrants were exercised as of April 20, 1999, we would receive approximately $11,289,882. We would use any of the net proceeds from the sale of these warrants for general corporate purposes, including working capital. We will bear all expenses relating to this registration except for (a) brokerage or underwriting discounts, commissions and expenses and (b) any fees and disbursements over $5,000, if any, paid to the counsels of some of the selling shareholders who are employed to review this prospectus, which the selling stockholders will pay.


                                 DIVIDEND POLICY

         We have never declared nor paid cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business. As such, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.


                                    DILUTION

         As of April 20, 1999, we had issued and outstanding:

                  o         19,820,915 shares of our common stock,

                  o         875 shares of Series D preferred stock,

                  o         881 shares of Series E preferred stock, and

                  o         420.5 shares of 5% convertible preferred stock.


         At that date, there were an additional 54,449,986 shares of our common stock reserved, or which will be reserved, for possible future issuances as follows:

                  o 8,400,000 shares of our common stock for issuance upon conversion of the Series D Preferred stock.

                  o 20,317,500 shares of our common stock for issuance upon conversion of the Series E Preferred stock.

                  o 60,002 shares of our common stock for issuance upon conversion of the 5% convertible preferred stock.

                  o 14,358,750 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to the Series D and E private placements and the exchange agreement. These warrants are exercisable at $.875 per share.

                  o 100,000 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to the lease letter agreement. These warrants are exercisable at $1.50 per share.

                  o 150,000 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to the letter of credit reimbursement agreement. These warrants are exercisable at $1.28 per share.

                  o 490,000 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to the subordinated note purchase agreement. Of these 490,000 warrants, 300,000 warrants shall have an exercise price of $2.025 per share and 190,000 warrants shall have an exercise price of $1.09 per share.

                  o 300,000 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to the settlement and mutual release agreement. Of these 300,000 warrants, 100,000 warrants shall have an exercise price of $4.00 per share and 200,000 warrants shall have an exercise price of $2.025 per share.

                  o 2,253,750 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to placement agent arrangements. These warrants are exercisable at $0.40.

                  o 1,315,333 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to a warrant agreement. These warrants are exercisable at $0.80.

                  o 180,740 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to a warrant agreements. These warrants are exercisable at $1.00.

                  o 10,000 shares of our common stock for issuance upon exercise of outstanding warrants issued pursuant to real estate service agreements. These warrants are exercisable at $1.50.

                  o 666,667 shares of our common stock upon the conversion of convertible promissory notes at $1.0125.

                  o 699,082 shares of our common stock for issuance upon the exercise of outstanding stock options under various of our stock option plans. These options are exercisable at prices ranging from $1.00 to $8.45 per share.

                  o 1,500,000 shares for issuance upon the exercise of options which may be granted in the future under our 1999 Stock Option Plan. The exercise price of these options has not yet been determined.

                  o 3,648,162 shares for issuance upon exercise of other outstanding warrants held by unaffiliated third parties. These warrants are exercisable at prices ranging from $1.00 to $7.50 per share.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Of the 19,820,915 shares of our common stock outstanding as of April 20, 1999, approximately 13,230,915 shares were presently freely transferable without restriction under the Securities Act.

         Of the remaining approximately 6,590,000 outstanding shares of our common stock:

         o 500,000 are "restricted securities" issued in September 1998 which are covered by this prospectus. These shares will be freely tradeable without restriction on the effective date of the registration statement of which this prospectus is a part.

         o 2,000,000 shares are "restricted securities" issued in December 1998 through January 1999 which are covered by this prospectus. These shares will be freely tradeable without restrictions on the effective date of the registration statement.

         o 2,000,000 shares are "restricted securities" issued in March 1999 which are covered by this prospectus. These shares will be freely tradeable without restrictions on the effective date of the registration statement.

         o 150,000 shares are "restricted securities" issued in April 1999 which are covered by this prospectus. These shares will be freely tradeable without restrictions on the effective date of the registration statement.

         o 500,000 shares are "restricted securities" issued in April 1999 which are covered by this prospectus. These shares will be freely tradeable without restrictions on the effective date of the registration statement.

         o The remaining approximately 1,440,000 of those shares are "restricted securities" that were acquired more than two years ago or are not "restricted securities" because they were acquired in the market or under a registration statement under the Securities Act.

         "Restricted securities" may be sold:

                  (1) under a prospectus under an effective registration
                      statement under the Securities Act,

                  (2) in compliance with the exemption provisions of Rule 144,
                      or

                  (3) under another exemption under the Securities Act.

         Rule 144 permits sales of "restricted securities" by any person, whether or not an affiliate, after one year. At that time, sales can be made subject to this rule's volume and other limitations and after two years by non-affiliates without adhering to Rule 144's volume or other limitations. Shares of our common stock owned by our "affiliates" which are not "restricted securities" may be sold at any time by complying with Rule 144's volume and other limitations.

         In general, an "affiliate" is a person with the power to manage and direct our policies. The Securities and Exchange Commission has stated that, generally, executive officers and directors of an entity are deemed affiliates of the entity.


                              SELLING STOCKHOLDERS

         We will issue the shares of common stock covered by this prospectus to the selling stockholders pursuant to the private placements of Series D and E preferred stock, an exchange agreement, a letter of credit reimbursement agreement, common stock purchase agreement, a subordinated note purchase agreement, settlement and mutual release agreement, debt forgiveness letter agreements, various warrant agreements, partial settlement agreement, placement agent arrangements, employment settlement agreements and lease letter agreement.

         This prospectus covers the resale by the selling stockholders of:

         o 28,717,500 shares of our common stock to be issued upon the conversion of the Series D and E preferred stock, which amount of shares is an estimate and is not a prediction of the actual number of shares of common stock we will issue upon conversion of the Series D and E preferred stock;

         o 14,358,750 shares of our common stock to be issued upon the exercise of the warrants issued pursuant to the Series D and E private placements and the exchange agreement;

         o 150,000 shares of our common stock to be issued upon the exercise of the warrants issued pursuant to the letter of credit reimbursement agreement;

         o 500,000 shares of our common stock issued pursuant to the common stock purchase agreement;

         o 650,000 shares of our common stock issued pursuant to the employment settlement agreements;

         o 490,000 shares of our common stock to be issued upon exercise of the warrants issued pursuant to the subordinated note purchase agreement;

         o 300,000 shares of our common stock to be issued upon exercise of the warrants issued pursuant to the settlement and mutual release agreement;

         o 2,000,000 shares of our common stock issued pursuant to debt forgiveness letter agreements;

         o 1,506,073 shares of our common stock to be issued upon exercise of the warrants issued pursuant to various warrant agreements;

         o 2,000,000 shares of our common stock issued pursuant to the partial settlement agreement;

         o 100,000 shares of our common stock to be issued upon exercise of the warrants issued pursuant to the lease letter agreement;

         o 2,253,750 shares of our common stock to be issued upon exercise of warrants issued pursuant to placement agent arrangements; and

         o 666,667 shares of our common stock to be issue upon conversion of convertible promissory notes.

         We are registering the shares of common stock offered in this prospectus with the Securities and Exchange Commission to permit public secondary trading. As a result, the selling stockholders may offer all or part of the shares for resale to the public from time to time.

         The table on the following page lists information regarding the selling stockholders' ownership of shares of our common stock, assuming the conversion of the Series D and E preferred stock at 4,000 shares of common stock per share of Series D preferred stock and 10,000 shares of common stock per share of Series E preferred stock, and the exercise of all the warrants, and as adjusted to reflect the sale of the shares of our common stock. Information concerning the selling stockholders may change from time to time. To the extent that the selling stockholders or any of their representatives advise us of changes, and if required, we will report the changes in a supplement to this document. See "Plan of Distribution". Except as set forth in this prospectus, to our knowledge, no selling stockholder has held any position or office, or has had any material relationship, with us or any parties related to us within the past three years.

         The number of shares of common stock indicated is an estimate and includes 175% of the number of shares that would be issuable upon conversion of 1,200 shares of the Series D preferred stock and 1,161 shares of the Series E preferred stock based on the closing price of the common stock when the preferred stock was sold plus the shares issuable upon exercise of warrants (which are subject to adjustment) evidencing the right to purchase shares of common stock and issued in connection with the Series D and E private placements. The actual amount could be materially more than this estimated amount depending upon factors that we cannot predict at this time.

         The "Amount Offered" and "Amount Beneficially Owned Following Offering" columns assume no sales are effected by the selling stockholders during the offering period other than under this registration statement.


                                              Amount                                        Amount                Percentage
                                           Beneficially                                  Beneficially            Beneficially
                                          Owned Prior to                                    Owned                    Owned
                                          Offering (as of            Amount               Following                Following
                 Name                     March 16, 1999)           Offered                Offering                Offering
--------------------------------------   -----------------      ----------------        --------------         -----------------
BALMORE FUNDS S.A.                           3,937,500 (1)             5,250,000(2)                  0                 0
AUSTOST ANSTALT SCHAAN                       3,937,500 (3)             5,250,000(2)                  0                 0
NESHER, INC.                                 1,050,000 (4)             1,312,500(5)                  0                 0
GUARANTEE & FINANCE CORP.                      525,000 (6)             1,050,000(7)                  0                 0
HARRY J. SAAL TRUST UTA DATED                8,383,083 (8)             8,279,823(9)            103,260 (10)            *
    7/19/72
SAAL FAMILY CHARITABLE LEAD                 1,490,017 (11)               866,250(11)           623,767                 *
    TRUST UTA DATED 2/25/98
MANOR INVESTMENT                              131,250 (12)               131,250(12)                 0                 0
GUILHERME DUQUE                               262,500 (13)               262,500(13)                 0                 0
MANCHESTER ASSET MANAGEMENT                 1,562,500 (14)             1,968,750(15)                 0                 0
GILSTON CORPORATION, LTD.                   1,312,500 (16)             2,218,750(17)                 0                 0
R.T. MERCER                                   681,250 (18)               656,250(18)            25,000                 *
CASHCO FLP                                    525,000 (19)               525,000(19)                 0                 0
THE CUTTYHUNK FUND, LIMITED                 2,625,000 (20)             2,625,000(20)                 0                 0
MIDDLETON SECURITIES, LTD.                    682,500 (21)               682,500(21)                 0                 0
OLYMPUS SECURITIES, LTD.                    3,208,750 (22)             3,168,750(23)            40,000 (24)            *
NP PARTNERS                                 3,208,750 (22)             3,168,750(23)            40,000 (24)            *
FILTER INTERNATIONAL CORP.                  3,399,521 (25)             2,825,000(25)           574,521                2.5
BET TRUST                                   1,063,750 (26)               823,750(27)           240,000                1.2
PACIFIC INVESTMENTS TRUST                   1,063,750 (28)               823,750(27)           240,000                1.2
GREENHAVEN INTERNATIONAL LTD.                 262,500 (29)               262,500(29)                 0                 0
CARL C. PERKINS                               131,250 (30)               131,250(30)                 0                 0
SKIP BRADEN                                   131,250 (31)               131,250(31)                 0                 0
AMERICAN INDUSTRIES, INC.                   3,172,099 (32)             3,172,099(32)                 0                 0
ELLISON C. MORGAN                             334,568 (33)               334,568(33)                 0                 0
CARMEL MOUNTAIN #8 ASSOCIATES,                 50,000 (34)                50,000(34)                 0                 0
    L.P.
CARMEL MOUNTAIN                                50,000 (34)                50,000(34)                 0                 0
    ENVIRONMENTAL LLC
SOFTWARE TECHNOLOGY, INC.                   4,915,000 (35)             3,625,000(36)         1,290,000 (37)           5.7
DK CAPITAL LLC                              1,063,750 (38)               823,750(39)           240,000                1.2
MARK OSMAN                                    152,300 (40)                80,000                72,300 (40)            *
CARMINE J. BUA                                 40,000 (41)                40,000                     0                 0
GERRY BERG                                    235,000 (42)                40,000               195,000 (42)            *
JOSEPH PFEUFFER                                86,000 (43)                40,000                46,000 (43)            *
CHRISTOPHER MCKEE                              60,833 (44)                40,000                20,833 (44)            *
DAVID CARVER                                   60,000 (45)                20,000                40,000 (45)            *
PAUL BARBER                                    20,000 (46)                20,000                     0                 0
DALE RICHMOND                                  20,000 (47)                20,000                     0                 0


                                      -15-



                                              Amount                                        Amount                Percentage
                                           Beneficially                                  Beneficially            Beneficially
                                          Owned Prior to                                    Owned                    Owned
                                          Offering (as of            Amount               Following                Following
                 Name                     March 16, 1999)           Offered                Offering                Offering
--------------------------------------   -----------------      ----------------        --------------         -----------------
DANIEL CALDWELL                               128,000 (48)                20,000               108,000                 *
ALAN HIER                                   1,575,000 (49)             1,575,000(49)                 0                 0
BRIAN DROR                                    262,500 (50)               262,500(50)                 0                 0
FRED NESSERI                                             0                25,000(51)                 0                 0
C. NIVEN BONAR                                 67,500 (52)                67,500                     0                 0
PAULINE M. BONAR                               67,500 (53)                67,500                     0                 0
PHYLLIS A. LEONARDI                            40,000 (54)                40,000                     0                 0
JOHN M. LEONARDI                               40,000 (55)                40,000                     0                 0
FRANK J. LEONARDI, JR.                         40,000 (56)                40,000                     0                 0
PATRICIA M. LEONARDI                           40,000 (57)                40,000                     0                 0
HIRAM T. FRENCH                                          0               150,000(58)                 0                 0
J. STEVE TIRITILLI                              5,000 (59)                 5,000(59)                 0                 0
JOHN P. MULDER                                  5,000 (59)                 5,000(59)                 0                 0
EDWARD W. SAVARESE                            275,000 (60)               500,000(61)           287,500 (62)           1.5
BI COASTAL CONSULTING CORP.                   650,000 (63)               650,000(63)                 0                 0
LIBRA FINANCE                                 752,250 (64)               752,250(64)                 0                 0
TALBIYA LTD.                                  331,500 (65)               331,500(65)                 0                 0
------------------------------
*    Represents less than one percent.

(1) The number of shares of common stock issuable pursuant to conversion of Series D preferred stock is 2,625,000. Includes also 1,312,500 shares of common stock issuable upon exercise of warrants. The natural person who exercises control over these shares is Mr. Francois Morax.

(2) The number of shares of common stock issuable pursuant to conversion of Series D preferred stock is 3,500,000, including 875,000 shares of common stock issuable pursuant to conversion of Series D preferred stock which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part. Includes also 1,750,000 shares of common stock issuable upon the exercise of warrants, including 437,500 shares of common stock issuable upon the exercise of warrants which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part.

(3) The number of shares of common stock issuable pursuant to conversion of Series D preferred stock is 2,625,000. Includes also 1,312,500 shares of common stock issuable upon the exercise of warrants. The natural person who exercises control over these shares is Mr. Thomas Hackl.

(4) The number of shares of common stock issuable pursuant to conversion of Series D stock is 525,000. The number of shares of common stock issuable pursuant to conversion of Series E stock is 175,000. Includes also 350,000 shares of common stock issuable upon the exercise of warrants. The material person who exercises control over these shares is Mr. John Clarke.

(5) The number of shares of common stock issuable pursuant to conversion of Series D preferred stock is 700,000, including 175,000 shares of common stock issuable pursuant to conversion of Series D preferred stock which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part. The number of shares of common stock issuable pursuant to conversion of Series E is 175,000. Includes also 437,500 shares of common stock issuable upon the exercise of warrants, including

       87,500 shares of common stock issuable upon the exercise of warrants which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part.

(6) The number of shares of common stock issuable pursuant to conversion of Series D preferred stock is 350,000. Includes also 175,000 shares of common stock issuable upon the exercise of warrants. The material person who exercises control over these shares is Mr. Ricardo Durling.

(7) The number of shares of common stock issuable pursuant to conversion of Series D preferred stock is 700,000, including 350,000 shares of common stock issuable pursuant to conversion of Series D preferred stock which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part. Includes also 350,000 shares of common stock issuable upon the exercise of warrants, including 175,000 shares of common stock issuable upon the exercise of warrants which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part.

(8) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock in 4,322,500. Includes also 3,957,323 shares of common stock issuable upon the exercise of warrants. Includes also 100,000 shares of common stock issuable upon the conversion of stock options. The natural person who exercises control over these shares is Harry J. Saal, the Trustee of the Harry J. Saal Trust UTA dated 7/19/72 and our Chairman of the Board of Directors.

(9) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock in 4,322,500. Includes also 3,957,323 shares of common stock issuable upon the exercise of warrants.

(10) Includes 100,000 shares of common stock issuable upon the exercise of stock options.

(11) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 577,500. Includes also 288,750 shares of common stock issuable upon the exercise of warrants. The natural person who exercises control over these shares is Leonard J. Shustek, the Trustee of the Saal Family Charitable Lead Trust UTA Dated 2/25/98.

(12) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 87,500. Includes also 43,750 shares of common stock issuable upon the exercise of warrants.

(13) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 175,000. Includes also 87,500 shares of common stock issuable upon the exercise of warrants.

(14) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 875,000. Includes also 437,500 shares of common stock issuable upon the exercise of warrants. The natural person who exercises control over these shares is Mr. Anthony L.M. Inder Rieden. Manchester Asset Management has been retained by us for consulting services within the last three years.

(15) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,312,500, including 437,500 shares of common stock issuable pursuant to conversion of Series E preferred stock which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part. Includes also 656,250 shares of common stock issuable upon the exercise of warrants, including 218,750 shares of common stock issuable upon the exercise of warrants which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part.

(16) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 875,000. Includes also 687,500 shares of common stock issuable upon the exercise of warrants. The natural person who exercises control over these shares is Ms. Dawn Davies.

(17) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,312,500, including 437,500 shares of common stock issuable pursuant to conversion of Series E preferred stock which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part. Includes also 906,250 shares of common stock issuable upon the exercise of warrants, including 218,750 shares of common stock issuable upon the exercise of warrants which would be issued within two business days of the declaration of effectiveness by the SEC of the registration statement of which this prospectus is a part.

(18) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 437,500. Includes also 218,750 shares of common stock issuable upon the exercise of warrants.

(19) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 350,000. Includes also 175,000 shares of common stock issuable upon the exercise of warrants.

(20) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,750,000. Includes also 875,000 shares of common stock issuable upon the exercise of warrants. The natural person who exercises control over these shares is Mr. Christopher Lewis.

(21) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 455,000. Includes also 227,500 shares of common stock issuable upon the exercise of warrants.

(22) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 2,012,500. Includes also 1,196,250 shares of common stock issuable upon the exercise of warrants. The 2,012,500 shares of common stock issuable pursuant to conversion of Series E preferred stock and 1,006,250 of the shares of common stock issuable upon the exercise of warrants would only become beneficially owned by this investor if the terms and conditions of an exchange agreement, dated February 19, 1999, by and among Olympus Securities, Ltd., NP Partners and us are met. As of March 16, 1999 the terms and conditions of this exchange agreement had not been met and therefore the shares of common stock issuable pursuant to the exchange agreement had not been issued and accordingly were not beneficially owned by this investor. Citadel Limited Partnership is the managing general partner of NP Partners and the trading manager of Olympus Securities, Ltd. and consequently has voting control and investment discretion over securities held by NP Partners and Olympic Securities, Ltd. The ownership for each of Olympus Securities, Ltd. and NP Partners does not include the ownership information for the other entities. Citadel Limited Partnership disclaims beneficial ownership of the securities held by NP Partners and Olympus Securities, Ltd. Each of NP Partners and Olympic Securities, Ltd. disclaims beneficial ownership of the securities held by the other entities.

(23) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 2,012,500. Includes also 1,156,250 shares of common stock issuable upon the exercise of warrants. The 2,012,500 shares of common stock issuable pursuant to conversion of Series E preferred stock and 1,006,250 of the shares of common stock issuable upon the exercise of warrants would only become beneficially owned by this investor if the terms and conditions of an exchange agreement, dated February 19, 1999, by and among Olympus Securities, Ltd., NP Partners and us are met. As of March 16, 1999 the terms and conditions of this exchange agreement had not been met and therefore the shares of common stock issuable pursuant to the exchange agreement had not been issued and accordingly were not beneficially owned by this investor.

(24) Includes 40,000 shares of common stock issuable upon the exercise of warrants.

(25) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,750,000. Includes also 1,075,000 shares of common stock issuable upon the exercise of warrants. The material person who exercises control over these shares is Mr. A.C. Davies.

(26) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 87,500. Includes also 43,750 shares of common stock issuable upon the exercise of warrants issued to BET Trust. The natural person who exercises control over these shares is Frank Kavanaugh, the Trustee of the BET Trust and a former director and officer of ours as well as a current employee of ours. Includes also 430,000 shares of common stock beneficially owned by DK Capital LLC of whom Frank Kavanaugh is President and A.L. Dubrow is Chairman of the Board and of which 70,000 shares of common stock are issuable upon the exercise of warrants. Furthermore, includes also 175,000 shares of common stock issuable pursuant to conversion of Series E preferred stock and 87,500 shares of common stock issuable upon the exercise of warrants beneficially owned by Pacific Investments Trust. Includes also 240,000 shares of common stock beneficially owned by A.L. Dubrow.

(27) Includes also 175,000 shares of common stock issuable pursuant to conversion of Series E preferred stock and 87,500 shares of common stock issuable upon the exercise of warrants beneficially owned by Pacific Investments Trust, of which the children of Frank Kavanaugh are the beneficial owners. Furthermore, includes also 87,500 shares of common stock issuable pursuant to conversion of Series E preferred stock and 43,750 shares of common stock issuable upon the exercise of warrants beneficially owned by BET Trust, of which Frank Kavanaugh is Trustee.

(28) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 175,000. Includes also 87,500 shares of common stock issuable upon the exercise of warrants. . The natural person who exercises control over the shares is George Krajacic. Furthermore, includes also 87,500 shares of common stock issuable pursuant to conversion of Series E preferred stock and 43,750 shares of common stock issuable upon the exercise of warrants beneficially owned by BET Trust, of which Frank Kavanaugh is Trustee. In addition, includes also 430,000 shares of common stock and 70,000 shares of common stock issuable upon the exercise of warrants beneficially owned by DK Capital LLC.

(29) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 175,000. Includes also 87,500 shares of common stock issuable upon the exercise of warrants.

(30) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 87,500. Includes also 43,750 shares of common stock issuable upon the exercise of warrants. Carl C. Perkins is a former general manager of NewGen Imaging Systems, Incorporated, a subsidiary of ours, having resigned in October 1997.

(31) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 87,500. Includes also 43,750 shares of common stock issuable upon the exercise of warrants.

(32) Includes 340,000 shares of common stock issuable upon exercise of warrants. Includes also 432,099 shares of common stock issuable upon conversion of a convertible subordinated promissory note. The natural person who exercises control over these shares is Mr. Howard Hedinger. The information contained in this footnote is based solely upon the information contained in a Schedule 13 D/A dated April 5, 1999 filed with the SEC and the Company by American Industries, Inc.

(33) Includes 234,568 shares of common stock issuable upon conversion of a convertible subordinated promissory note.

(34) Includes 50,000 shares of common stock issuable upon the exercise of warrants.

(35) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,750,000. Includes 1,045,000 shares of common stock issuable upon the exercise of warrants.

(36) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,750,000. Includes also 875,000 shares of common stock issuable upon the exercise of warrants.

(37) Includes 170,000 shares of common stock issuable upon the exercise of warrants.

(38) Includes 70,000 shares of common stock issuable upon the exercise of warrants issued to DK Capital LLC. Frank Kavanaugh, the President of DK Capital LLC, is a former director and officer of ours and is a current employee of ours. A.L. Dubrow, Chairman of the Board of Directors of DK Capital LLC, is a current director and employee of ours and is the beneficial owner of 240,000 shares of common stock. Includes also 175,000 shares of common stock issuable pursuant to conversion of Series E preferred stock and 87,500 shares of common stock issuable upon the exercise of warrants beneficially owned by the Pacific Investments Trust, of which the children of Frank Kavanaugh are the beneficial owners. Furthermore, includes also 87,500 shares of common stock issuable pursuant to conversion of Series E preferred stock and 43,750 shares of common stock issuable upon the exercise of warrants beneficially owned by BET Trust, of which Frank Kavanaugh is Trustee.

(39) Includes 70,000 shares of common stock issuable upon the exercise of warrants to DK Capital LLC. Frank Kavanaugh, the President of DK Capital LLC, is a former director and officer of ours and is a current employee of ours. A.L. Dubrow, Chairman of the Board of Directors of DK Capital LLC, is a current director and employee of ours and the beneficial owner of 240,000 shares of common stock. Includes also 175,000 shares of common stock issuable pursuant to conversion of Series E preferred stock and 87,500 shares of common stock issuable upon the exercise of warrants beneficially owned by Pacific Investments Trust, of which the children of Frank Kavanaugh are the beneficial owners. Furthermore, includes also 87,500 shares of common stock issuable pursuant to conversion of Series E preferred stock and 43,750 shares of common stock issuable upon the exercise of warrants beneficially owned by BET Trust, of which Frank Kavanaugh is Trustee.

(40) Includes 70,000 shares of common stock issuable upon the exercise of warrants. Mark A. Osman has been retained by us as outside legal counsel on various matters and at various times and our subsidiaries within the past three years.

(41) Carmine J. Bua has been retained by us as outside legal counsel on various matters within the past four years.

(42) Includes 190,000 shares of common stock issuable upon the exercise of warrants. Gerry Berg was our Vice President of Operations and acting chief financial officer from February 1998 to August 1998, and served as our Senior Vice President of Worldwide Business Development and acting Secretary from August 1998 to February 1999.

(43) Includes 45,000 shares of common stock issuable upon the exercise of warrants. Joseph J. Pfeuffer currently is our Senior Vice President of Engineering.

(44) Includes 20,833 shares of common stock issuable upon the exercise of warrants. Christopher McKee currently is our Vice President of Finance and Operations.

(45) Includes 40,000 shares of common stock issuable upon the exercise of warrants. David Carver is a member of our Board of Directors.

(46)   Paul Barber currently is our Director of Sales for North America.

(47)   Dale Richmond currently is our Vice President of Marketing.

(48) Daniel Caldwell currently is the Vice President of our Software Products Division.

(49) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 175,000. The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 1,050,000. Includes also 525,000 shares of common stock issuable upon the exercise of warrants.

(50) The number of shares of common stock issuable pursuant to conversion of Series E preferred stock is 175,000. Includes up to a maximum of 87,500 shares of common stock issuable upon the exercise of warrants.

(51)   Includes 25,000 shares of common stock acquired after March 16, 1999.

(52) C. Niven Bonar is a son of Brian Bonar, our current Chief Executive Officer and President.

(53) Pauline M. Bonar is a daughter of Brian Bonar, our current Chief Executive Officer and President.

(54) Phyllis A. Leonardi is the daughter of Frank J. Leonardi, the Senior Vice President of our Sales and Marketing Division, and the mother of Frank J. Leonardi, Jr., one of our inside sales support representatives.

(55) John M. Leonardi is a son of Frank J. Leonardi, the Senior Vice President of our Sales and Marketing Division, and a brother of Frank J. Leonardi, Jr., one of our inside sales support representatives.

(56) Frank J. Leonardi, Jr. is one of our inside sales support representatives and a son of Frank J. Leonardi, the Senior Vice President of our Sales and Marketing Division.

(57) Patricia M. Leonardi is a daughter of Frank J. Leonardi, the Senior Vice President of our Sales and Marketing Division, and a sister to Frank J. Leonardi, Jr., one of our inside sales support representatives.

(58) Includes 150,000 shares of common stock acquired after March 16, 1999. Hiram T. French was the President of Color Solutions, Inc., one of our subsidiaries.

(59) Includes 5,000 shares of common stock issuable upon the exercise of warrants.

(60) Includes 275,000 shares of common stock issuable upon the exercise of warrants. Edward W. Savarese has been our Chief Executive Officer, an Executive Vice President for Strategic Business Affairs and a Manager of Strategic Business Affairs for us and was a former member of our Board of Directors.

(61)   Includes 500,000 shares of common stock acquired after March 16, 1999.

(62) Includes 287,500 shares of common stock issuable upon the exercise of warrants beneficially owned by Dr. Savarese as of April 20, 1999.

(63) Includes 650,000 shares of common stock issuable upon the exercise of warrants. Bi Coastal Consulting Corp. has been retained by us for consulting services within the last three years.

(64) Includes 752,250 shares of common stock issuable upon the exercise of warrants. Libra Finance has been retained by us for consulting services within the last three years.

(65) Includes 331,500 shares of common stock issuable upon the exercise of warrants. Talbiya Ltd. has been retained by us for consulting services within the last three years.

                            DESCRIPTION OF SECURITIES

SERIES D AND E PREFERRED STOCK

         In January and February 1999, we entered into separate securities purchase agreements to sell up to 1,200 shares of Series D preferred stock with accompanying Series D warrants and 1,250 shares of Series E preferred stock with accompanying Series E warrants. Each share of Series D and E preferred stock have a stated value, or "liquidation preference", of $2,000 and $5,000, respectively, which means, for example, that if we go bankrupt and all of our assets are sold, the holders of each share would be entitled to a preferential payment of $2,000 and $5,000, respectively, before holders of our common stock would receive any of the proceeds from the bankruptcy sale. Certificates of designation filed with the Secretary of State of Delaware govern the terms and conditions of the Series D and E preferred stock. The following is a brief description of key terms of the Series D and E preferred stock.

         DIVIDENDS

         The holders of the Series D and E preferred stock are not entitled to receive any dividends.

         CONVERSION RIGHTS

         The holders of Series D and E preferred stock shall have the right to convert their shares of preferred stock as follows:

         (1) the Series D and E preferred stock may be converted at any time after the date on which the preferred stock was originally issued at the "market price", which is the closing bid price per share of common stock as quoted on The Nasdaq SmallCap Market, or other market, exchange or quotation service on which our common stock is being quoted;

         (2) in regard to the Series D preferred stock, up to 1,240,560 shares of our common stock may be converted at any time before "stockholder approval" at a conversion price of the lesser of (a) $0.50 and (b) an amount equal to 70% of the average market price of the three trading days with the lowest market prices in the 30 trading days immediately preceding an investor's "notice of conversion", which is the notice given to us by an investor informing us of its intention to convert its preferred stock; and

         (3) in regard to the Series E preferred stock, up to 1,359,446 shares of our common stock may be converted at any time before "stockholder approval" at the conversion price of the lesser of (a) $0.50 and (b) an amount equal to 70% of average market price of the three trading days with the lowest market prices in the last 30 trading days immediately preceding an investor's notice of conversion.

         "Stockholder approval" means in respect to sections (2) and (3) directly above, the approval by a majority of the total votes cast on a proposal of the issuance by us of shares of our common stock exceeding 20% of the shares of our common stock outstanding before conversion of the preferred stock at a meeting of our stockholders.

         After stockholder approval, the number of shares of common stock into which each share of the Series D and E preferred stock may be converted is determined by dividing the respective liquidation preference of a share of Series D and E preferred stock by an amount equal to the lesser of: (a) $0.50 and (b) an amount equal to 70% of the average market price of the three trading days with the lowest market prices in the 30 trading days immediately preceding and investor's notice of conversion.

         We will reserve and keep available a sufficient number of authorized shares of common stock to enable the conversion of the outstanding shares of Series D and E preferred stock at one share of Series D preferred stock to 4,000 shares of our common stock and one share of Series E preferred stock to 10,000 shares of our common stock.

         VOTING RIGHTS

         Each of the Series D and E preferred stockholders has the right to vote, except as otherwise required by Delaware law, on all matters which stockholders of our common shares have a right to vote on. Each preferred stockholder has a right to cast one vote for each whole share of our common stock into which each preferred share held by that stockholder is convertible on the prescribed record date for the determination of stockholders entitled to vote on the matters at issue. However, no Series D stockholder is entitled to vote more than 9.99% of the number of shares entitled to be voted on any single matter at issue.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

         o On any U.S. securities exchange on which our common stock may be listed at the time of such sale;

         o    In the over-the-counter market;

         o In transactions other than on such exchanges or in the over-the-counter market;

         o    In connection with short sales; or

         o    In a combination of any of the above transactions.

         The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices.

         The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.

         The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

         As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus. If we become aware of any agreement, arrangement or understanding, to the extent required under the Securities Act, we will file a supplemental prospectus to disclose:

                  (1)      the name of any of the broker-dealers;

                  (2)      the number of shares involved;

                  (3)      the price at which the shares are to be sold;

                  (4) the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

                  (5) that the broker-dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented; and

                  (6)      other facts material to the transaction.

         The registration agreements relating to the Series D and E private placements, the registration rights agreement relating to the settlement and mutual release agreement and the subordinated note agreement have certain reciprocal indemnification provisions between us and each selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact. The letter of credit reimbursement agreement provides that we must indemnify the selling stockholders party to that agreement for certain liabilities caused by our failure to follow the terms and conditions of that agreement.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, DC, New York, NY, and Chicago, IL. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register shares of our common stock. This prospectus is part of that registration statement and, as permitted by the Securities and Exchange Commission's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the Securities and Exchange Commission or on the Securities and Exchange Commission's website as described above.

         This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference.

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the Securities and Exchange Commission at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. Our annual report on Form 10-K for the fiscal year ended June 30, 1998;

         2. Our definitive proxy statement on Schedule 14A for the annual meeting of shareholders scheduled for on or about May 27, 1999;

         3. Our quarterly reports on Form 10-Q for the periods ended September 30, 1998 and December 31, 1998;

         4. Our current report on Form 8-K filed on February 26, 1999; and

         5. Our registration statement on Form 8-A containing the description of our common stock, filed on July 6, 1994.

         You may request a copy of these filings, at no cost, by writing to:
Imaging Technologies Corporation, 15175 Innovation Drive, San Diego, CA 92128-3401 Attention: Philip J. Englund, Senior Vice President and General Counsel.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law allows companies to indemnify their directors and officers against expenses, judgments, fines and amounts paid in settlement under the conditions and limitations described in the law.

         Article Seventh of our certificate of incorporation provides that the registrant shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted by
Section 145. Article Ninth of our certificate of incorporation provides that no director of our shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by the director as a director, except for a breach of the director's duty of loyalty to the corporation or its stockholders, for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, an unlawful stock purchase or payment of a dividend under Delaware law or for any transaction from which the director derived an improper personal benefit.

         Article X of our bylaws provides that the registrant shall indemnify its officers, directors and employees. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. In addition, expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the registrant shall be paid by the registrant unless such officer, director or employee is adjudged liable for negligence or misconduct in the performance of his or her duties.

         We have entered into indemnification agreements with all of our officers and directors. In some cases, the provisions of these indemnification agreements may be broader than the specific indemnification provisions contained in our certificate of incorporation or otherwise permitted under Delaware law. Each indemnification agreement may require us to indemnify an officer or director against liabilities that may arise by reason of his status or service as an officer or director, or against liabilities arising from the director's willful misconduct of a culpable nature.

         We maintain a directors and officers liability policy with Carolina Casualty that contains an aggregate limit of liability of $5,000,000. Furthermore, we maintain an excess directors and officers liability policy with Philadelphia Insurance Company for liability in excess of $5,000,000 that contains an aggregate limit of liability of $5,000,000 and also an excess directors and officers liability policy with Fireman's Fund for liability in excess of $10,000,000 that contains an aggregate limit of $5,000,000. All of these policies expire on October 1, 1999.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

         Parker Chapin Flattau & Klimpl, LLP, New York, New York will pass upon the validity of the securities offered hereby.


                                     EXPERTS

         The audited consolidated financial statements, including the related notes to those statements, for the year ended June 30, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the ability of our company to continue as a going concern, as described in Note 1 to the financial statements) of Boros & Farrington APC, independent accountants, given on the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------


   WE HAVE NOT AUTHORIZED ANY DEALER,
SALESPERSON OR ANY OTHER PERSON TO GIVE
ANY INFORMATION OR TO REPRESENT ANYTHING
NOT CONTAINED IN THIS PROSPECTUS. YOU
MUST NOT RELY ON ANY UNAUTHORIZED              53,692,740 SHARES OF COMMON STOCK
INFORMATION. THIS PROSPECTUS DOES NOT
OFFER TO SELL OR BUY ANY SHARES IN ANY
JURISDICTION WHERE IT IS UNLAWFUL. THE
INFORMATION IN THIS PROSPECTUS IS
CURRENT AS OF MAY __, 1999.


                                                     IMAGING TECHNOLOGIES
            TABLE OF CONTENTS                             CORPORATION
                                   PAGE


Risk Factors                          3
Forward-Looking Statements           10
Use of Proceeds                      10               ------------------
Dividend Policy                      10
Dilution                             10                   PROSPECTUS
Shares Eligible For Future Sale      12               ------------------
Selling Stockholders                 13
Description of Securities            21
Plan of Distribution                 23
Where You Can Find More Information  24
Indemnification of Directors
   and Officers                      25
Legal Matters                        26
Experts                              26                  May __, 1999


--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses which will be paid by us in connection with the issuance and distribution of the securities being registered on this registration statement. The selling stockholders will not incur any of the expenses set forth below. All amounts shown are estimates.


Securities and Exchange Commission Registration Fee    $        16,328
Legal Fees and Expenses                                         30,000
Accounting Fees and Expenses                                     5,000
Miscellaneous Expenses                                           5,000
    Total                                                       56,328
                                                      ================


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonable entitled to indemnity for such expenses.

         Our certificate of incorporation provides that directors shall not be personally liable for monetary damages to our company or our stockholders for breach of fiduciary duty as a director, except for liability resulting from a breach of the director's duty of loyalty to our company or our stockholders, intentional misconduct or willful violation of law, actions or inactions not in good faith, an unlawful stock purchase or payment of a dividend under Delaware law, or transactions from which the director derives improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law. Our bylaws provide that the registrant shall indemnify our officers, directors and employees. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. In addition, expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of our company shall be paid by the registrant unless such officer, director or employee is adjudged liable for negligence or misconduct in the performance of his or her duties.

         This means that our certificate of incorporation provides that a director is not personally liable for monetary damages to us or our stockholders for breach of his or her fiduciary duties as a director. A director will be held liable for a breach of his or her duty of loyalty to us or our stockholders, his or her intentional misconduct or willful violation of law, actions or in actions not in good faith, an unlawful stock purchase or payment of a dividend under Delaware law, or transactions from which the director derives an improper personal benefit. This limitation of liability does not affect the availability of equitable remedies against the director including injunctive relief or rescission. Our certificate of incorporation authorizes us to indemnify our officers, directors and other agent to the fullest extent permitted under Delaware law. We have entered into indemnification agreements with all of our officers and directors. In some cases, the provisions of these indemnification agreements may be broader than the specific indemnification provisions contained in our certificate of incorporation or otherwise permitted under Delaware law. Each indemnification agreement may require us to indemnify an officer or director against liabilities that may arise by reason of his status or service as an officer or director, or against liabilities arising from the director's willful misconduct of a culpable nature.

         We maintain a directors and officers liability policy with Carolina Casualty that contains an aggregate limit of liability of $5,000,000. Furthermore, we maintain an excess directors and officers liability policy with Philadelphia Insurance Company for liability in excess of $5,000,000 that contains an aggregate limit of liability of $5,000,000 and also an excess directors and officers liability policy with Fireman's Fund for liability in excess of $10,000,000 that contains an aggregate limit of $5,000,000. All of these policies expire on October 1, 1999.


ITEM 16. EXHIBITS.


   EXHIBIT
     NO.                             DESCRIPTION OF EXHIBIT
----------   -------------------------------------------------------------------

4.1 Certificate of Designation, Powers, Preferences and Rights of the Series of Preferred Stock to be Designated Series D Convertible Preferred Stock. Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.2 Certificate of Designation, Powers, Preferences and Rights of the Series of Preferred Stock to be Designated Series E Convertible Preferred Stock. Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.3 Letter of Credit Reimbursement Agreement. Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.4          Securities Purchase Agreement. Incorporated by reference to Exhibit
             10.6 to the Company's Report on Form 10-Q for the period ended December 31, 1998.

   EXHIBIT
     NO.                             DESCRIPTION OF EXHIBIT
----------   -------------------------------------------------------------------


4.5          Registration Rights Agreement. Incorporated by reference to Exhibit
             10.4 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.6          Registration Rights Agreement. Incorporated by reference to Exhibit
             10.7 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.7 Exchange Agreement. Incorporated by reference to Exhibit 10.9 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.8 Form of Warrant. Incorporated by reference to Exhibit 10.5 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.9* Form of Warrant to Purchase 50,000 shares of Common Stock of ITEC at $1.50 per share, dated March 5, 1999, between ITEC and Carmel Mountain Environmental L.L.C.
4.10*        Form of Warrant to Purchase 50,000 Shares of Common Stock of
             ITEC at $1.50 per share, dated March 5, 1999, between ITEC and Carmel Mountain #8 Associates, L.P.
4.11* Lease Letter Agreement, dated March 1, 1999, by and among ITEC, Carmel Mountain #8 Associates, L.P. and Carmel Mountain Environmental L.L.C.
4.12*        Form of Warrant to Purchase 5,000 Shares of Common Stock of
             ITEC at $1.50 per share, dated March 5, 1999 between ITEC and John P.
             Mulder.
4.13* Form of Warrant to Purchase 5,000 Shares of Common Stock of ITEC at $1.50 per share, dated March 5, 1999 between ITEC and Steve Tiritilli.
4.14* Partial Settlement Agreement, dated March 30, 1999, by and between ITEC and the party listed on the signature page thereto.
4.15* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Software Technology, Inc.
4.16* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Mark A. Osman.
4.17* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Carmine J. Bua, III.
4.18* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Frank Leonardi.
4.19* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Brian Bonar.
4.20* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and A.L. Dubrow, including assignment of rights documentation.
4.21* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Frank Kavanaugh, including assignment of rights documentation.
4.22* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Gerry Berg.
4.23* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Joseph Pfeuffer.
4.24* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Christopher McKee.
4.25* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and David Carver.

   EXHIBIT
     NO.                             DESCRIPTION OF EXHIBIT
----------   -------------------------------------------------------------------


4.26*        Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Paul Barber.
4.27*        Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Dale Richmond.
4.28+        Debt Forgiveness Agreement, dated December 30, 1998, by and between ITEC and Daniel Caldwell.
4.29         Common Stock Purchase Agreement.  Incorporated by reference to
             Exhibit 10.1 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.30         Form of Subordinated Note Purchase Agreement.  Incorporated by
             reference to Exhibit 10.2 to the Company's Report on Form 10-Q for
             the period ended September 30, 1998.
4.31         Settlement and Mutual Release Agreement.  Incorporated by reference to Exhibit 10.7 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.32         Registration Rights Agreement. Incorporated by reference to Exhibit
             10.6 to the Company's Report on Form 10-Q for the period ended
             September 30, 1998.
4.33         Form of Convertible Subordinated Promissory Note.  Incorporated by
             reference to Exhibit 10.4 to the Company's Report on Form 10-Q for
             the period ended September 30, 1998.
4.34         Form of Common Stock Purchase Warrant.  Incorporated by reference to Exhibit 10.12 to the Company's Report on Form 10-Q for the
             period ended September 30, 1998.
4.35         Form of Common Stock Purchase Warrant.  Incorporated by reference to Exhibit 10.9 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.36         Form of Common Stock Purchase Warrant.  Incorporated by reference to Exhibit 10.5 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.37         Form of Standard Warrant Agreement.  Incorporated by reference to the Company's Report on Form 10-KSB for the period ended June 30,
             1998.
4.38+        Employment Settlement Agreement, dated April 1999, by and between
             ITEC and Hiram French
4.39+        Employment Settlement Agreement, dated April, 1999, by and between ITEC and Edward W. Savarese
5.1+         Opinion of Parker Chapin Flattau & Klimpl, LLP
23.1+        Consent of Parker Chapin Flattau & Klimpl, LLP (included in Exhibit
             5.1)
23.2*        Consent of Boros & Farrington APC
24.1         Powers of Attorney of certain directors and officers of Imaging
             Technologies Corporation incorporated by reference to page II-8 of this filing.

-------------------------------------------
*   Filed herewith.
+   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 29, 1999.

                                   IMAGING TECHNOLOGIES CORPORATION

                                    By:  /s/ Brian Bonar
                                         ---------------------------------------
                                             Brian Bonar
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian Bonar or Philip Englund, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated.


       Signature                         Title                   Date
       ---------                         -----                   -----

         /s/ Harry J. Saal      Chairman of the Board             April 29, 1999
----------------------------
             Harry J. Saal

                                President, Chief Executive
                                Officer and Director (Acting      April 29, 1999
        /s/ Brian Bonar         Chief Financial Officer)
----------------------------
            Brian Bonar

        /s/ A.L. Dubrow         Director                          April 29, 1999
----------------------------
            A.L. Dubrow

      /s/ David M. Carver       Director                          April 29, 1999
----------------------------
          David M. Carver

                                Director                          April __, 1999
----------------------------
         Warren T. Lazarow

       /s/ Philip Englund       Senior Vice President, General    April 29, 1999
----------------------------    Counsel and Secretary
           Philip Englund


   /s/ Christopher W. McKee     Vice President Finance and        April 29, 1999
-----------------------------   Operations (Chief Accounting
       Christopher W. McKee     Officer)

                                  EXHIBIT INDEX



   EXHIBIT
     NO.                            DESCRIPTION OF EXHIBIT
----------  -------------------------------------------------------------

4.1 Certificate of Designation, Powers, Preferences and Rights of the Series of Preferred Stock to be Designated Series D Convertible Preferred Stock. Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.2 Certificate of Designation, Powers, Preferences and Rights of the Series of Preferred Stock to be Designated Series E Convertible Preferred Stock. Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.3 Letter of Credit Reimbursement Agreement. Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.4         Securities Purchase Agreement.  Incorporated by reference to Exhibit
            10.6 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.5         Registration Rights Agreement.  Incorporated by reference to Exhibit
            10.4 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.6         Registration Rights Agreement.  Incorporated by reference to Exhibit
            10.7 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.7 Exchange Agreement. Incorporated by reference to Exhibit 10.9 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.8 Form of Warrant. Incorporated by reference to Exhibit 10.5 to the Company's Report on Form 10-Q for the period ended December 31, 1998.
4.9* Form of Warrant to Purchase 50,000 shares of Common Stock of ITEC at $1.50 per share, dated March 5, 1999, between ITEC and Carmel Mountain Environmental L.L.C.
4.10*       Form of Warrant to Purchase 50,000 Shares of Common Stock of
            ITEC at $1.50 per share, dated March 5, 1999, between ITEC and Carmel Mountain #8 Associates, L.P.
4.11* Lease Letter Agreement, dated March 1, 1999, by and among ITEC, Carmel Mountain #8 Associates, L.P. and Carmel Mountain Environmental L.L.C.
4.12*       Form of Warrant to Purchase 5,000 Shares of Common Stock of
            ITEC at $1.50 per share, dated March 5, 1999 between ITEC and John P.
            Mulder.
4.13* Form of Warrant to Purchase 5,000 Shares of Common Stock of ITEC at $1.50 per share, dated March 5, 1999 between ITEC and Steve Tiritilli.
4.14* Partial Settlement Agreement, dated March 30, 1999, by and between ITEC and the party listed on the signature page thereto.

   EXHIBIT
     NO.                             DESCRIPTION OF EXHIBIT
----------   -------------------------------------------------------------------

4.15* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Software Technology, Inc.
4.16* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Mark A. Osman.
4.17* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Carmine J. Bua, III.
4.18* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Frank Leonardi.
4.19* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Brian Bonar.
4.20* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and A.L. Dubrow, including assignment of rights documentation.
4.21* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Frank Kavanaugh, including assignment of rights documentation.
4.22* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Gerry Berg.
4.23* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Joseph Pfeuffer.
4.24* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Christopher McKee.
4.25* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and David Carver.
4.26* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Paul Barber.
4.27* Debt Forgiveness Agreement, dated as of December 30, 1998, by and between ITEC and Dale Richmond.
4.28+ Debt Forgiveness Agreement, dated December 30, 1998, by and between ITEC and Daniel Caldwell.
4.29        Common Stock Purchase Agreement.  Incorporated by reference to
            Exhibit 10.1 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.30 Form of Subordinated Note Purchase Agreement. Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.31 Settlement and Mutual Release Agreement. Incorporated by reference to Exhibit 10.7 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.32        Registration Rights Agreement.  Incorporated by reference to Exhibit
            10.6 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.33 Form of Convertible Subordinated Promissory Note. Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.34 Form of Common Stock Purchase Warrant. Incorporated by reference to Exhibit 10.12 to the Company's Report on Form 10-Q for the period ended September 30, 1998.

   EXHIBIT
     NO.                             DESCRIPTION OF EXHIBIT
----------   -------------------------------------------------------------------

4.35        Form of Common Stock Purchase Warrant.  Incorporated by reference to Exhibit 10.9 to the Company's Report on Form 10-Q for the
            period ended September 30, 1998.
4.36        Form of Common Stock Purchase Warrant.  Incorporated by reference to Exhibit 10.5 to the Company's Report on Form 10-Q for the period ended September 30, 1998.
4.37        Form of Standard Warrant Agreement.  Incorporated by reference to the Company's Report on Form 10-KSB for the period ended June 30,
            1998.
4.38+       Employment Settlement Agreement, dated April 1999, by and between
            ITEC and Hiram French
4.39+       Employment Settlement Agreement, dated April, 1999, by and between ITEC and Edward W. Savarese
5.1+        Opinion of Parker Chapin Flattau & Klimpl, LLP
23.1+       Consent of Parker Chapin Flattau & Klimpl, LLP (included in Exhibit
            5.1)
23.2*       Consent of Boros & Farrington APC
24.1        Powers of Attorney of certain directors and officers of Imaging
            Technologies Corporation incorporated by reference to page II-8 of this filing

----------------------------
*   Filed herewith.
+   To be filed by amendment.